SEC FILE NUMBER 0-17594

                               CUSIP NUMBER   02341M204

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  Form 12b-25

(Check One):  [ X ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
                               [ ] Form N-SAR

For Period Ended: August 31, 1997

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1 -- REGISTRANT INFORMATION (Official Text)

AMCOR Capital Corporation
-------------------------
Full Name of Registrant

_________________________
Former Name if Applicable

52300 Enterprise Way
--------------------
Address of Principal Executive Office (Street and Number)

Coachella, CA  92236
--------------------
City, State and Zip Code

PART II -- Rules 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K,20F,10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Company as been delayed in completing its financial statements and related disclosures because of the complexity and volume of activity occuring in the fourth fiscal quarter and subsequent to the registrant's year-end.

PART IV OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification

    Fred H. Behrens          (760)         398-9520
    -----------------------------------------------------
        (Name)             Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

    If answer is no, identify report(s).    [ X ] Yes     [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
    [   ] Yes     [ X ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


AMCOR Capital Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date:  December 1, 1997                      By: /s/Fred H. Behrens
         ----------------                          ------------------
                                                   Chairman and Chief
                                                   Executive Officer